# WATSON MANAGEMENT ASSOCIATES, LLC
## (A Limited Liability Company)

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2020**







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67127 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watson Management Associates, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 Grand Street, #2A
(No. and Street)

| New York | NY | 10013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt 516-222-9111
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

| 517 Route One | Iselin | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, Patrick Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watson Management Associates, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AKASH RAMLACKHAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RA6387933
Qualified in Queens County
My Commission Expires 02-25-2023

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WATSON MANAGEMENT ASSOCIATES, LLC
## (A Limited Liability Company)

## DECEMBER 31, 2020

## TABLE OF CONTENTS

**Report of Independent Registered Public Accounting Firm**

# berkower
### Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
berkower.io

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Watson Management Associates, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Watson Management Associates, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

*Berkower LLC*

Berkower LLC

Iselin, New Jersey
February 24, 2021

# WATSON MANAGEMENT ASSOCIATES, LLC
## (A Limited Liability Company)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2020

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 11,762 |
| Other assets | | 2,452 |
| **Total assets** | $ | 14,214 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Accrued expenses | $ | 4,208 |
| Member's equity | | 10,006 |
| **Total liabilities and member's equity** | $ | 14,214 |

See accompanying notes to the financial statement.

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Watson Management Associates, LLC (the "Company") was formed as a Delaware limited liability company on May 2, 2005. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in April 2006. The Company was formed to act as an introducing broker of investors to investment funds, private placements or private offerings, private fund managers, and investment advisors. The sole member of the Company (the "member") is also the sole member of a related entity that provides services and receives referral fees for non-securities-related transactions. It is the intention of the member to continue to support and operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. The limited liability agreement provides for the dissolution of the Company on December 31, 2035, unless dissolved earlier by the member.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Use of estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Revenue recognition*
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

*Revenue recognition* *(continued)*

The Company provides investment and fund advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

As additional consideration for the investment and fund advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a fund or separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period or the life of a fund. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized evenly over the contract period once it is probable that a significant reversal will not occur.

The Company believes that ratable recognition over the service period is the appropriate approach for recognizing revenue because the services are substantially the same each day and have the same pattern of transfer. Performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. No performance fee revenue was earned by the Company in 2020.

*Cash and cash equivalents*
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. All of the Company's cash is held at JPMorgan Chase Bank, N.A.

3.  **INCOME TAXES**

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and state tax purposes. The Company's items of income, deductions, and tax credits are treated as those of the member, who is responsible for any taxes thereon. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

4.  **RELATED-PARTY TRANSACTIONS**

In accordance with an agreement between the member and the Company, operating expenses of the Company are paid by the member. Under the agreement, the member allocates to the Company its share of these operating expenses, including rent, telephone and other expenses normally associated with the operation of the Company. During the year ended December 31, 2020, $22,860 was incurred under this agreement of which all was forgiven by the member. Accordingly, the forgiveness of amounts due to the member was treated as a capital contribution.

5.  **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the "Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $7,554, which exceeded the required minimum net capital of $5,000 by $2,554. Aggregate indebtedness at December 31, 2020, totaled $4,208. The Company's percentage of aggregate indebtedness to net capital was 55.71% at December 31, 2020.

6.  **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2020, and determined that there are no material events that would require disclosures in the Company's financial statements.